08030677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66910

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
JUN 3 0 2008
THOMSON REUTERS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Upstream Capital Partners, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5215 North O'Connor, Suite 1820
(No. and Street)

Irving	Texas	75039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUN - 6 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Lavender, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upstream Capital Partners, LP, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

PATRICIA L. SUDBAY
Notary Public, State of Texas
My Commission Expires
February 29, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UPSTREAM CAPITAL PARTNERS, LP

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2007

UPSTREAM CAPITAL PARTNERS, LP

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managers
Upstream Capital Partners, LP

We have audited the accompanying statement of financial condition of Upstream Capital Partners, LP as of December 31, 2007, and the related statements of income, changes in Partner's Capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Upstream Capital Partners, LP as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 10 to the financial statements, the Partnership has incurred substantial recurring losses and its net capital has been below the regulatory requirement. These losses and net capital deficiencies raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
June 3, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

UPSTREAM CAPITAL PARTNERS, LP
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$ 22,862
Certificate of deposit	50,000
Property and equipment, net of accumulated depreciation of $68,820	88,029
Other receivables	4,634
Other assets	9,133
	$ 174,658

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 80,398
	80,398
Partners' capital	94,260
	$ 174,658

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Concession income	$ 388,833
Interest income	6,434
Other income	122,000
	517,267
Expenses	
Compensation and benefits	315,736
Occupancy and equipment costs	144,308
Promotional costs	6,002
Regulatory fees and expenses	9,806
Management fees	420,000
Other expenses	130,514
	1,026,366
Net loss	$ (509,099)

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2007

	General Partner	Limited Partners	Total
Balances at December 31, 2006	$ 4,376	$ 520,895	$ 525,271
Contributions	-0-	84,463	84,463
Distributions	-0-	(6,375)	(6,375)
Net loss	(2,545)	(506,554)	(509,099)
Balances at December 31, 2007	$ 1,831	$ 92,429	$ 94,260

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2007	$	-0-

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (509,099)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	36,049
Loss on retirement of fixed asset	1,707
Change in operating assets and liabilities:	
Decrease in receivable from related parties	54,414
Decrease in other receivables	12,940
Decrease in other assets	8,113
Decrease in accounts payable and accrued liabilities	(22,180)
Net cash provided (used) by operating activities	(418,056)
Cash flows from investing activities	
Decrease in certificate of deposit	54,318
Net cash provided (used) by investing activities	54,318
Cash flows from financing activities	
Capital contribution	84,463
Capital distribution	(6,375)
Net cash provided (used) by financing activities	78,088
Net decrease in cash and cash equivalents	(285,650)
Cash and cash equivalents at beginning of year	308,512
Cash and cash equivalents at end of year	$ 22,862

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Upstream Capital Partners, LP (the "Partnership") was formed under the laws of the State of Texas. The Partnership consists of a managing general partner, and various limited partners. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners (pro rata). As well, the general partner will determine the aggregate amounts and the times any distributions will be made. The limited partners are not personally liable for any obligations of the Partnership and their capital account cannot be reduced below $0.

The Partnership became effective September 6, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is engaged in a single line of business as a securities broker-dealer. Substantially all of the Partnership's business is conducted with customers located in the United States. See Note 6 describing concentration of risks.

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily

Note 2 - Net Capital Requirements, continued

basis. At December 31, 2007, the Partnership had net deficit capital of approximately $(7,786) and net capital requirements of $5,361.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 91,198
Computer equipment and software	61,682
Leasehold improvements	3,969
	156,849
Less: accumulated depreciation	(68,820)
	$ 88,029

Depreciation expense for the period ended December 31, 2007 was $36,049 and is shown in occupancy and equipment cost.

Note 5 - Related Party Transactions

The Partnership is a member of a group of affiliated organizations under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

The Partnership is provided management services from Upstream Capital Partners GP, LLC, its general partner. These financial statements reflect $420,000 expensed for these services during the year.

Note 5 - Related Party Transactions, continued

These financial statements include fees recorded from related parties as follows:

Concession income	$156,679

Note 6 - Concentration of Risks

The Partnership develops and implements financing for the sale of real estate, medical operating company investments and various seed investment in private companies on a contingent basis. These programs require specialized investment banking and advisory services through the private placement of securities. These programs are generally located throughout the United States of America. In addition, the Partnership will also offer private placements of debt and equity.

At various other times throughout 2007, the Partnership had cash balances in excess of federally insured limits. Cash accounts at banks are insured by the FDIC up to $100,000.

Note 7 - Employee Benefits

The Partnership has a 401(k) plan, whereby all employees may voluntarily contribute up to 100% of compensation subject to a maximum of $15,000. The Partnership may contribute up to 100% of the employee's contribution. Employee's are 100% vested at all times. The Partnership contributed $-0- to the plan for the year ending December 31, 2007.

Note 8 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Note 8 - Operating Leases, continued

Year Ending December 31,	
2008	$ 79,986
2009	81,797
2010	83,608
2011	28,071
	$ 273,462

Rental expense for the year ended December 31, 2007 was $58,623 and is reflected in occupancy and equipment costs. The lease contains graduated lease payments and the Partnership has accounted for them using the straight line method. The deferred rent of $25,493 is included in accounts payable and accrued expenses.

Note 9 - Rental Income Under Operating Leases

The Partnership subleases office space to an unrelated entity. The following is a schedule by year of the future rental income to be received under non-cancelable operating leases in effect as of:

Year Ending December 31,	
2008	$ 66,000
2009	81,797
2010	83,608
2011	28,071
	$ 259,476

Note 10 - Going Concern

These financial statements are presented on the basis that the Partnership is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Partnership's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary.

Note 11 - Subsequent Event

As of June 3, 2008, the partnership has received additional capital contributions of $69,172.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2007

Schedule I

UPSTREAM CAPITAL PARTNERS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 94,260
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		94,260
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 88,029	
Other receivables	4,634	
Other assets	9,133	(101,796)
Net capital before haircuts on securities positions		(7,536)
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(250)
Net capital		$ (7,786)

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$ 80,398
Total aggregate indebtedness	$ 80,398

Schedule I (continued)

UPSTREAM CAPITAL PARTNERS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,361
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,361
Net capital below the required minimum	$ (13,147)

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Net capital deficiency per Partnership (unaudited) Focus II	$	(6,467)
Increase in accounts payable		(874)
Decrease in allowable assets		(445)
Net capital deficiency per audited financial statements	$	(7,786)

Schedule II

UPSTREAM CAPITAL PARTNERS, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers
Upstream Capital Partners, LP

In planning and performing our audit of the financial statements and supplemental information of Upstream Capital Partners, LP, (the "Partnership"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on June 3, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the managers, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 3, 2008

END